FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions and local Stock Exchanges. The same information contained in this letter, together with local payment instructions, were also published in the Chilean newspaper “El Mercurio”, on this date, March 29, 2019.

Santiago, March 28, 2019.

Mr.

Mario Farren Risopatrón

Superintendent of Banks and

Financial Institutions

Present

Mr. Superintendent:

I hereby inform you that at the Ordinary Shareholders’ Meeting of this institution, held as of today, the payment of dividend No.207 has been approved in the amount of CLP$3.52723589646 per share, with charge to year 2018 net distributable income.

Sincerely,

Eduardo Ebensperger

Executive Chief Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2019.

Banco de Chile

/s/ Eduardo Ebensperger
	By:	Eduardo Ebensperger
CEO